Anexo B.I.6 – Cópia das Atas que Trataram da Incorporação

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

(the “Company”)

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. held on March 28, 2017, drawn up in summary form

1.            Date, time and venue: On March 28, 2017, starting at 10:00 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1,017, 4th floor.

2.            Call and Attendance: Call notice duly made pursuant to the Company’s bylaws. Meeting with attendance of Messrs. Victorio Carlos De Marchi and Carlos Alves de Brito, copresidents, and Messrs. Marcel Herrmann Telles, Vicente Falconi Campos, Roberto Moses Thompson Motta, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite, Paulo Alberto Lemann, Alvaro Antonio Cardoso de Souza, Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa.  The following members of the Fiscal Council, Messrs. James Terence Coulter Wright and José Ronaldo Vilela Rezende, have also attended the meeting.

3.             Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions: It was unanimously and unrestrictedly resolved by the Directors:

4.1          Allocation of Net Profits – FY 2016. To approve the submission to the Company’s shareholders in the next Ordinary General Meeting of the Company of the following proposal on the net profit allocation for the fiscal year ended on December 31, 2016:

Net profits	R$ 12,546,610,162.96
Dividends and/or interest on own capital (gross), net of prescribed dividends	R$ 9,106,001,028.01
Investments reserve	R$ 1,718,570.693.08
Tax incentives reserve	R$ 1,819,525,274.62

4.2          Compensation of Management and Members of the Fiscal Council - 2017. To approve the submission to the Company’s shareholders in the next Ordinary General Meeting of the following proposal on maximum limit for the overall compensation of the Company’s management and members of the Fiscal Council for the fiscal year of 2017 (i.e., between January 1st, 2017 and December 31, 2017):

- Overall compensation of the managers in the total amount of up to R$ 85,811,468.77; and

- Overall compensation of the Fiscal Council in the annual amount of up to R$ 1,990,165.00, being the compensation due to the alternates equivalent to half of the amount received by the effective members, in accordance with Law No. 6,404/76.

Forecast for 2017	Board of Directors	Executive Officers	Fiscal Council	Total
No. of members	12.00	11.00	6.00	29.00
No. of members receiving compensation	9.00	11.00	6.00	26.00
Annual fixed compensation
Salary/fees	5,696,981.00	13,692,112.00	1,658,471.00	21,047,564.00
Direct and indirect benefits	-	970,585.00	-	970,585.00
Compensation for sitting oncCommittees	-	-	-	-
Other	1,139,396.00	2,738,422.00	331,694.00	4,209,512.00
Description of other fixed compensation	INSS	INSS	INSS	-
Variable compensation
Profit sharing	3,923,454.15	24,274,404.85	-	28,197,859.00
Share-based compensation, including stock options*	10,024,693.93	23,351,419.84	-	33,376,113.76
Total compensation	20,784,525.08	65,026,943.69	1,990,165.00	87,801,633.76

4.3          Merger of Cachoeiras de Macacu. To approve, after examination and discussion, the terms and conditions of the draft Protocol and Justification of Merger of Cachoeiras de Macacu Bebidas Ltda. (CNPJ/MF No. 24.627.201/0001-81) “Cachoeiras de Macacu”)  into the Company (“Merger”), which, after being certified by the Board, will be filed in the Company’s headquarters (“Protocol and Justification”).

4.3.1    To ratify the contracting of the specialized firm APSIS Consultoria e Avaliações Ltda. (CNPJ/MF No. 08.681.365/0001-30) to prepare the valuation report of the net equity of Cachoeiras de Macacu, based on its book value, for purposes of sections 227 and 8 of Law No. 6,404/76 (“Valuation Report”), having the directors analyzed such Valuation Report.

4.3.2    To authorize the Company’s Executive Committee to perform all acts necessary for the implementation and consummation of the Merger, including, for example, the execution of the Protocol and Justification.

4.4          Convene the Ordinary and Extraordinary General Meetings of the Company. To approve the convene of the Company's ordinary and extraordinary general meetings and to resolve on the agenda as per the Call Notice, attached hereto as Schedule I.

5.             Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, March 28, 2017.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Vicente Falconi Campos

/s/ José Heitor Attilio Gracioso	/s/ Alvaro Antonio Cardoso de Souza

/s/ Paulo Alberto Lemann	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano
/s/ Marcos de Barros Lisboa	/s/ Luis felipe Pedreira Dutra Leite
/s/ Roberto Moses Thompson Motta	/s/ Pedro de Abreu Mariani Secretary

SCHEDULE 1

CALL NOTICE

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The shareholders of Ambev S.A. (the “Company”) are invited to attend the Ordinary and Extraordinary General Meetings to be held on April 28, 2017, at 2:00 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, in the City and State of São Paulo, to resolve on the following agenda:

(a)                Ordinary General Meeting:

(i)                 analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2016;

(ii)               allocation of the net profits for the fiscal year ended December 31, 2016 and ratification of the payment of interest on own capital and dividends related to the fiscal year ended on December 31, 2016, approved by the Board of Directors at meetings held on June 24, 2016, October 19, 2016, December 1st, 2016 and December 22, 2016;

(iii)             definition of the number of members that will compose the Board of Directors and election of the effective members and alternates of the Board of Directos of the Company, in accordance with the Company’s by-laws, for a term in office until the Ordinary General Meeting to be held in 2020;

(iv)             election of the members of the Company’s Fiscal Council and their respective alternates for a term in office until the Ordinary General Meeting to be held in 2018; and

(v)               establishing the overall compensation of the management and of the members of the Fiscal Council for the fiscal year of 2017.

(b)               Extraordinary General Meeting:

(i)                 examination, discussion and approval of the terms and conditions of the Protocol and Justification of the Merger with and into Ambev S.A. of Cachoeiras de Macacu Bebidas Ltda. (“Cachoeiras de Macacu”), entered into by the Company, as quotaholder of Cachoeiras de Macacu, and the managers of the Company (the “Merger”);

(ii)               ratification of the contracting of the specialized firm APSIS Consultoria e Avaliações Ltda. to prepare the valuation report of the net equity of Cachoeiras de Macacu, based on its book value, for purposes of sections 227 and 8th of Law No. 6,404/76 (“Valuation Report”);

(iii)             approval of the Valuation Report;

(iv)             approval of the Merger; and

(v)               authorization to the Company’s Board of Officers to perform all acts necessary for the consummation of the Merger.

General Information:

-       According to Articles 3rd of CVM Ruling No. 165/91 and 4th of CVM Ruling 481/09, the minimum percentage of participation in the Company’s voting capital required for the application of the multiple vote process provided for in Articles 141 of Law No. 6,404/76 and 1st of CVM Ruling No. 165/51 is fiver percent (5%).

-       The Company informs its shareholders that on March 2, 2017 the following documents were published on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) annual management report; (ii) financial statements regarding the fiscal year ended on December 31, 2016; (iii) report of the independent accountant’s opinion; and (iv) Fiscal Council’s opinion.

-       The documents and information referred to above and those listed in CVM Ruling No. 481/09 were presented to the Comissão de Valores Mobiliários – CVM (“CVM”) by means of its Information System Empresas.Net, in accordance with Article 6th of such Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (www.ri.ambev.com.br), and on BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and CVM websites (www.bmfbovespa.com.br and www.cvm.gov.br, respectively).

-       The shareholder or its legal agent must present valid identification in order to vote at the Ordinary and Extraordinary General Meetings. Proxies containing special powers for representation in the general meeting shall be deposited at the Company’s headquarters (att. Pedro de Abreu Mariani, Chief Legal Officer), at least three (3) business days prior to the date scheduled for the meetings.

-       Shareholders taking part in the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros Registered Stocks Fungible Custody that plan on attending the Ordinary and Extraordinary General Meetings shall submit a statement containing their respective stock ownership, issued by qualified entity, within forty-eight (48) hours prior to the meetings.

-       Finally, the Company informs that it will adopt the distance voting procedure provided for in CVM Ruling No. 561/15, the application of which became mandatory on January 1st, 2017 for companies that, on April 9, 2015, had at least one class of shares included in the Index Brasil 100 or in the IBOVESPA index of BM&FBOVESPA, such as the Company.  For more information on the distance voting proceedures, refer to item 12 of the Company’s Reference Form.

São Paulo, March 29, 2017.

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

FISCAL COUNCIL’S OPINION

The members of the Fiscal Council of Ambev S.A. (“Company”), acting on the authority granted by Article 163, item III, of Law No. 6,404/76, have examined the proposal of merger of Cachoeiras de Macacu Bebidas Ltda. (CNPJ No. 24.627.201/0001-81) (“Cachoeiras de Macacu”) with and into its sole quotaholder, the Company, according to the terms and conditions of the Protocol and Justification of the Merger of Cachoeiras de Macacu Bebidas Ltda. into Ambev S.A. (“Protocol and Justification”) and the valuation report of the net equity of Cachoeiras de Macacu, based on its book value, provided by APSIS Consultoria e Avaliações Ltda. (CNPJ/MF No. 08.681.365/0001-30) (“Merger”). Based on such examination and on the clarifications presented by the board of executive officers of the Company, the members of the Fiscal Council grant favorable opinion as to the approval of the Merger by the Company’s shareholders in the general meeting, pursuant to the terms of the Protocol and Justification.

São Paulo, March 28, 2017.

/s/ James Terence Coulter Wright /s/ Vinicius Balbino Bouhid (Alternate Member)	/s/ José Ronaldo Vilela Rezende